# SEC Schedule 13D/A (Amendment No. 002) — Beneficial ownership report by holders of more than 5% of a class

Issuer: DAILY JOURNAL CORP, CIK 0000783412
CUSIP: 233912104
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 915 EAST FIRST STREET, LOS ANGELES, California (CA), 90012
Date of event which requires filing of this statement: 03/06/2026
Amends the filing with accession number 0001193125-20-321447
Filed by CIK 0001227243
Persons authorized to receive notices and communications: Stephen Bruce, 1211 Air Way, Glendale, California (CA), 91201, 818.247.6000

## Reporting persons
- Peter D. Kaufman (CIK 0001227243): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 59,574; shared voting power 0; sole dispositive power 59,574; shared dispositive power 0; aggregate amount beneficially owned 59,574 (4.3% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock
Name of issuer: DAILY JOURNAL CORP
Address of issuer's principal executive offices: 915 EAST FIRST STREET, LOS ANGELES, California (CA), 90012

## Item 2. Identity and Background
Name of person filing: Peter D. Kaufman (Trustee)
Residence or business address: 1211 Air Way, Glendale, CA 91201
Present principal occupation or employment: Corporate Officer, Glenair, Inc., 1211 Air Way, Glendale, CA 91201
Criminal convictions in the last five years: None
Civil proceedings (securities laws) in the last five years: None
Citizenship: Mr. Kaufman is a citizen of the United States.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: Mr. Kaufman acts as trustee of certain trusts (the "Trusts") which hold in the aggregate 59,574 shares of Common Stock (the "Shares").

## Item 4. Purpose of Transaction
Purpose of transaction: On January 16, 2026, Mr. Kaufman disclosed that he planned to terminate the Trusts during the first quarter of 2026. The planned terminations are proceeding. As of March 6, 2026, 59,601 Shares have been distributed to the Trusts' beneficiaries in connection with these terminations.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
See rows (11) and (13) of the cover page to this Schedule 13D for the aggregate number of Shares and percentage of Shares beneficially owned by Mr. Kaufman.

The aggregate percentage of Shares reported beneficially owned by Mr. Kaufman is based upon 1,377,722 Shares outstanding as of February 2, 2026, as disclosed in the Quarterly Report on Form 10-Q for the fiscal quarter ended December 31, 2025, filed by the Issuer with the Securities and Exchange Commission on February 17, 2026.
Number of shares as to which each person has sole or shared power to vote or dispose: See rows (7) through (10) of the cover page to this Schedule 13D for the Shares as to which Mr. Kaufman has the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition.
Transactions in the class effected during the past sixty days: See Item 4.
Other persons with the right to receive dividends or sale proceeds: Not applicable
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: March 6, 2026

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: None

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: None

## Signatures
- Peter D. Kaufman: /s/ Peter D. Kaufman, Peter D. Kaufman (03/10/2026)